UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Barings Funds Trust (the “Trust”)

3.	Securities and Exchange Commission File No.:

811-22845

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

300 South Tryon Street, Suite 2500, Charlotte, NC 28202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jill Dinerman, Secretary and Chief Legal Officer
c/o Barings LLC, 300 South Tryon Street, Unit 2500, Charlotte, NC 28202

(704) 805-7330

Brian D. McCabe, Ropes & Gray LLP

Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600

(617) 951-7000

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, NC 28202, Barings International Investments Limited, 20 Old Bailey, London, UK EC4M 7BF, State Street Bank & Trust Company, One Lincoln Street, Boston, MA 02111, and ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203.

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser: Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, NC 28202

Sub-Adviser: Barings International Investments Limited, 20 Old Bailey, London, UK, EC4M 7BF

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors., Inc, 1290 Broadway, Suite 1100, Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

April 29, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

September 29, 2021, as adjourned to November 10, 2021 and December 1, 2021

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On December 13, 2021, Barings Funds Trust transferred each Acquired Fund’s assets to the corresponding Acquiring Funds in exchange for shares of the Acquiring Funds. On that same date, each Acquired Fund distributed shares of the Acquiring Fund pro rata to its shareholders in liquidation of the Acquired Fund. Each shareholder of an Acquired Fund received a number of shares of the corresponding Acquiring Fund based on the net asset value of the Acquired Fund shares owned at the time of the merger.

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $1,481,472.71

(ii)	Accounting expenses: $281,167.00

(iii)	Other expenses (list and identify separately):

Insurance: $1,465.86

Shareholder meeting related expenses (printing, mailing, solicitation, tabulation): $284,131.63

Final tax return preparation and other tax related expenses:

Board of Trustees related (special meeting, etc.):

Portfolio transaction costs/expenses (commissions and other fees):

(iv)	Total expenses (sum of lines (i)-(iii) above):

$2,048,237.20

(b)	How were those expenses allocated?

All expenses incurred by the Acquired Funds and Acquiring Funds in connection with or arising out of the transactions contemplated by the Agreement and Plan of Reorganization were borne by MML Advisers LLC and Barings LLC (other than any brokerage or other costs relating to transactions in portfolio securities of the Funds).

(c)	Who paid those expenses?

All expenses incurred by the Acquired Funds and Acquiring Funds in connection with or arising out of the transactions contemplated by the Agreement and Plan of Reorganization were borne by MML Advisers LLC and Barings LLC (other than any brokerage or other costs relating to transactions in portfolio securities of the Funds).

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

(a)	State the name of the fund surviving the Merger:

See Schedule A.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

See Schedule A.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A form of the Agreement and Plan of Reorganization was included in the Form N-14 filed by MassMutual Advantage Funds on June 4, 2021 (333-256837) and in the Form N-14 filed by MassMutual Premier Funds on June 4, 2021 (333-256839).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of Barings Funds Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by any officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Barings Funds Trust, (ii) she is the Secretary of Barings Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Jill Dinerman
Jill Dinerman
Secretary

September 20, 2022

SCHEDULE A

Selling Fund	Selling Trust	Selling Fund Share Class		Acquiring Fund Share Class	Acquiring Fund	Acquiring Trust	File Numbers
Barings Global Floating Rate Fund	Barings Funds Trust	Class A	Þ	Class L	MassMutual Global Floating Rate Fund	MassMutual Advantage Funds	811-23703
		Class C	Þ	Class C
		Class I	Þ	Class I
		Class Y	Þ	Class Y
Barings Global Credit Income Opportunities Fund	Barings Funds Trust	Class A	Þ	Class L	MassMutual Global Credit Income Opportunities Fund	MassMutual Advantage Funds	811-23703
		Class C	Þ	Class C
		Class I	Þ	Class I
		Class Y	Þ	Class Y
Barings Emerging Markets Debt Blended Total Return Fund	Barings Funds Trust	Class A	Þ	Class L	MassMutual Emerging Markets Debt Blended Total Return Fund	MassMutual Advantage Funds	811-23703
		Class C	Þ	Class C
		Class I	Þ	Class I
		Class Y	Þ	Class Y
Barings Global Emerging Markets Equity Fund	Barings Funds Trust	Class A	Þ	Class L	MassMutual Global Emerging Markets Equity Fund	MassMutual Advantage Funds	811-23703
		Class C	Þ	Class C
		Class I	Þ	Class I
		Class Y	Þ	Class Y
Barings U.S. High Yield Fund	Barings Funds Trust	Class C	Þ	Class C	MassMutual High Yield Fund	MassMutual Premier Funds	811-08690
		Class I	Þ	Class I
		Class Y	Þ	Class Y
Barings Active Short Duration Bond Fund	Barings Funds Trust	Class A	Þ	Class L	MassMutual Short-Duration Bond Fund	MassMutual Premier Funds	811-08690
		Class C	Þ	Class C
		Class L	Þ	Class L
		Class Y	Þ	Class Y